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SEC FILE NUMBER
0-30989

CUSIP NUMBER
59862K108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Mikohn Gaming Corporation

Full Name of Registrant
N/A

Former Name if Applicable

920 Pilot Road, P.O. Box 98686

Address of Principal Executive Office (Street and Number)
Las Vegas, Nevada 89119

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Mikohn Gaming Corporation, d/b/a Progressive Gaming International Corporation (the “Company” or “PGIC”), is still in the process of assembling information necessary to complete its review of two non recurring licensing transactions entered into during the fourth quarter of 2005. The Company continues to review these transactions, and is obtaining additional information requested by its outside auditors. PGIC requires additional time to complete its review, and to allow its auditors to complete their year end procedures once the Company is complete with its review.

PGIC expects to file its Form 10-K on or before March 31, 2006 (the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25).
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael A. Sicuro	702	263-2505
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the earnings statement to be reported in its Form 10-K for the year ended December 31, 2005 will reflect an improvement in its results of operations between the fiscal years ended December 31, 2004 and December 31, 2005, before non-cash charges from the retirement of the Company’s high yield debt. However, because the Company has not yet determined the applicable accounting treatment for the two transactions discussed above, in particular if and when revenue will be recognized, the Company is unable to quantify the extent to which the operating results of the Company will be impacted. Accordingly, the Company is unable to reasonably estimate the results of operations to be reported in the Form 10-K to which this Form 12b-25 relates.

Mikohn Gaming Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16 , 2006	By	/s/ Michael A. Sicuro

Michael A. Sicuro Executive Vice President, Chief Financial Officer, Secretary and Treasurer